Exhibit 99.1

Subject: Powerful Investments in You
Your Health. Your Wealth. Your Future.
At Moderna, our greatest strength is you. That’s why we’re all in on designing benefits For You—to champion your health, support your loved ones, and help you build the future you deserve. We’re not just keeping up; we’re raising the bar with bold, people-first investments that reflect how much we value your contributions.
Because your decisions matter, we’re making it easier than ever to explore your options with powerful tools, personalized resources, and support every step of the way. That’s why we wanted to share reminders on two programs: the Option Exchange Program and U.S. Benefits Enrollment.

Option Exchange Program: For Your Financial Well-Being
The Option Exchange Program is a unique, employee-first investment in you. It reflects the innovative ways we’re supporting your long-term financial well-being. This is your opportunity to restore the potential value of your stock options and build toward lasting value. The Option Exchange is subject to shareholder approval, and if approved, will launch in mid-November. To support your decision making, we’ve launched a new resource hub at go/OptionExchange with:
October Informational Sessions with the Equity team (invites to follow):
•	Tuesday, October 21 | 8:00–9:00 p.m. EST
•	Wednesday, October 22 | 8:00–9:00 a.m. EST
•	Thursday, October 23 | 2:00–3:00 p.m. EST

Coming October 20:
•	Brochure outlining how the program works
•	Modeling tool to explore personalized scenarios
•	Interactive GPT: our AI powered assistant to help answer your questions
•	Location-specific tax considerations
•	FAQs to answer your questions

U.S. Benefits Open Enrollment: For Your and Your Loved Ones’ Well-Being
[…]

We encourage you to take advantage of these resources to make confident choices for your future.
Because when you thrive, so do we.

October Information Sessions Meeting Invites
Subject:  Learn More About the Option Exchange Program!
Body of Invite (calendar description):
We’re excited to invite you to an Option Exchange Information Session — your chance to learn more about this unique opportunity and how it works!
During the session, we’ll:
•	Review the key design features of the program
•	Walk through an illustrative example
•	Share additional resources to help you make the decision that’s right for you
Three sessions are available — choose the one that works best for you.
•	Session 1: Tuesday, October 21 | 8:00–9:00 p.m. EST
•	Session 2: Wednesday, October 22 | 8:00–9:00 a.m. EST
•	Session 3: Thursday, October 23 | 2:00–3:00 p.m. EST
No RSVP required — just join the session that fits your schedule.

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.